SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 31 March, 2014

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on 31 March 2014.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 31 March 2014

ING Bank Strategy Update: Think Forward

•	Strategy to create differentiating customer experience, focusing on primary relationships, enabled by streamlined organisation, operational excellence and enhanced performance culture

•	Aim to grow lending by 4% annually, diversifying the asset mix, supported by initiatives in SME and Consumer Lending and in Industry Lending

•	Update of financial Ambition 2017: expansion of interest margin to 150-155 bps, maintaining cost-income target of 50-53% combined with declining risk costs leading to RoE of 10-13%

•	After full repayment of Dutch State, ING intends to resume dividend payments over the financial year 2015; target pay-out ratio >40%

‘Think Forward’ is the theme of the strategy update today for ING Bank. Ralph Hamers, CEO of ING Group and other executives will address the analyst and investment community at an Investor Day in Amsterdam, The Netherlands. Over the past weekend the strategy update was already presented to and discussed with a gathering of senior managers and a number of key employees.

“During the past several years we have vigorously restructured ING Group to make our company stronger, simpler and more sustainable,” said Ralph Hamers. “Now that we are in the end stage of the restructuring, with our divestment programme and repayment of the Dutch State almost complete, we are proud to be in a position to look ahead to the future of ING Bank – to Think Forward.”

“The banking landscape is changing rapidly. Customer expectations are constantly changing, with clients becoming increasingly more mobile and willing to spread their business across multiple institutions. At the same time, technology is transforming the way in which we interact with our customers. Partly because of new regulation, all banks have been forced to re-think their business models and to assess where they can compete effectively and serve their customers best. In this new landscape, we need to be agile towards change, to ensure that our franchise remains sustainable and competitive.”

“ING Bank has a unique starting position with a mix of mature and growth businesses, allowing us to benefit strongly from a European Banking Union. Approximately 32 million clients trust us with their banking needs. This number is growing rapidly, reflecting our strong customer satisfaction rankings. Our ‘direct first’ model enables us to attract and retain a growing and attractive base of self-directed customers. Our international Commercial Banking network and our leading specialised lending franchises support our customers in more than 40 countries. In all of these businesses, our purpose is to empower people to stay a step ahead in life and in business. Customers can count on us to make banking clear and easy, to be there for them anytime, anywhere, to empower them to make smart decisions and to continuously improve our service.”

“Our strategy aims to create a differentiating customer experience, enabled by a streamlined organisation, operational excellence, an enhanced performance culture and expansion of our lending capabilities. The potential for improvement in these areas varies based on our current market positions, which we have divided into Market Leaders (The Netherlands, Belgium, Luxembourg), Challengers (Germany, Spain, Italy, France, Australia, Austria) and Growth Markets (Poland, Turkey, Romania and our stakes in Asia).”

“We will aim to become the primary bank for more customers through growing our share of payment accounts in Retail Banking and with anchor products such as lending and transaction services in Commercial Banking. In the Challenger countries, Retail Banking is mainly active in the form of direct banking services, which gives us an operational cost advantage over traditional banks. Here we aim to leverage our direct banking expertise and strong customer focus by expanding our lending business in areas like SMEs and consumer lending, but also to a selection of multinational companies. In Growth Markets, we offer a full range of retail and commercial banking services in rapidly expanding economies that present good growth opportunities with sustainable market shares.”

“Our focus on operational excellence will intensify. Further reduction of the complexity in our IT systems will also serve to reduce costs. A Chief Operating Officer will be appointed to the Management Board Banking, with responsibility for Operations & IT, change management and procurement. We will also increase the pace of innovation to serve changing customer needs, improve our analytical skills to better understand our customers and think beyond traditional banking. A newly appointed Chief Innovation Officer, reporting directly to me, will be responsible for promoting and coordinating innovation ideas, applying new technologies and local best customer practices throughout ING Bank and delivering speed to market of successful ideas.”

“We have updated our financial targets in our Ambition 2017. Our aim is to grow our lending book by approximately 4% per year and the balance sheet by approximately 3%, primarily funded through customer deposits. To optimise local balance sheets, lending initiatives focussing on SME and Consumer Lending will be rolled out in Challenger countries including Germany, Spain and Italy, where we will leverage payments capabilities and further develop analytical skills. Growth in Industry Lending is supported by our leading global franchise and expertise centres in Belgium and Germany. A more diversified lending mix should result in a net interest margin of 150-155 basis points by 2017.”

We will maintain strong discipline on operating expenses and will continue to seek further efficiency gains in areas such as IT and procurement. Our target for the cost/income ratio remains 50-53%. Declining risk costs coupled with business growth and new initiatives, partly offset by higher capital, should deliver a return on equity of 10-13% (based on IFRS-EU equity).”

“ After we have repaid the Dutch State in full, ultimately by May 2015, we intend to resume dividend payments over the financial year 2015, growing into a pay-out ratio of at least 40%. ING Bank has already successfully transitioned to CRD IV and will maintain its strong capital position. We confirm our target of a fully-loaded common equity Tier 1 ratio above 10% and a leverage ratio of approximately 4%.”

“Throughout the past several years, ING Bank has delivered consistently, showing strong results, optimising our balance sheet and adapting to new regulation. But we cannot be complacent. There is a lot of work to be done to address key challenges facing us. At the same, time we have plenty of opportunities. This strategy update will guide ING Bank to Think Forward and Act Now,” concluded Ralph Hamers.

NOTE FOR EDITORS

All presentations at the ING Investor Day are available online (www.ing.com/investorday). The keynote speeches by Ralph Hamers and Patrick Flynn (starting shortly after 9.00 am CET) can be followed live via webcast at www.ing.com.

ING presentations are also available at www.slideshare.net/ING. Photos of the management meeting on 29 March 2014 are available for download at www.flickr.com/photos/inggroup. Footage (B-roll) of ING and the management meeting are available via www.videobankonline.com, or can be requested by emailing info@videobankonline.com.

Press enquiries	Investor enquiries
Raymond Vermeulen	ING Group Investor Relations
+31 20 576 6369	+31 20 576 6396
Raymond.Vermeulen@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin offering services through its operating companies ING Bank and NN Group.

The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s more than 63,000 employees offer retail and commercial banking services to customers on in over 40 countries.

NN Group is a leading insurance and investment company active in 18 countries, predominantly in Europe and Japan, with more than 12,000 employees. NN Group is preparing to become an independent, stand-alone company, through the base case scenario of Initial Public Offering (IPO).

ING Group shares are listed (in the form of depositary receipts) on the exchanges of Amsterdam (INGA NA/ING.AS), Brussels and on the New York Stock Exchange (ADRs: ING US/ING.N).

Sustainability forms an integral part of ING’s corporate strategy, which is evidenced by ING being included in the Dow Jones Sustainability Index (Europe and World) the FTS4Good index and the Euronext Vigeo Europe 120 index.

IMPORTANT LEGAL INFORMATION

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

By:	/s/ N. Tambach
N. Tambach
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 31 March 2014